SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           RELM WIRELESS CORPORATION
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                                (Name of Issuer)

                         Common Stock, $0.60 par value
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                         (Title of Class of Securities)

                                  759525 10 8
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                                 (CUSIP Number)

                       Wireless Age Communications, Inc.
               Attention: Gary Hokkanen, Chief Financial Officer
                               13980 Jane Street
                              King City, Ontario,
                                Canada L7B 1A3
                            (905) 833-0808 ext. 218

                                With a Copy to:

                             Wuersch & Gering LLP
                        Attention: Travis Gering, Esq.
                               11 Hanover Square
                                  19th Floor
                              New York, NY 10005
                            (212) 509-5050 ext. 223


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   07/21/2004
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 759525 10 8
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Wireless Age Communications, Inc.
    98-0336674
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    State of Nevada
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,196,808

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        1,196,808

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     1,196,808
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     8.5%
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(14) Type of reporting person (see instructions).

     CO
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Page 2 of 4 Pages

Item 1. Security and Issuer.

         This Statement on Schedule 13D/A Amendment No. 2 (this "Statement") relates to the common stock, par value $0.60 per share (the "Common Stock"), of RELM Wireless Corporation, a Nevada corporation (the "Company"). The principal executive office of the Company is located at 7100 Technology Drive, West Melbourne, Florida 32904.

Item 2. Identity and Background.

        (a) The name of the filing person is Wireless Age Communications, Inc., a Nevada corporation ("Wireless Age"). The directors of Wireless Age are John G. Simmonds, Brian Usher-Jones, Kenneth Adelberg and Stephen Dulmage. The officers of Wireless Age are John
            G. Simmonds, Chief Executive Officer, Gary N. Hokkanen, Chief Financial Officer, and Carrie J. Weiler, Corporate Secretary. Each of the aforementioned directors and executive officers is a citizen of Canada with the exception of Mr. Adelberg, who is a citizen of the United States of America.


        (b) The business address for Wireless Age and each of the directors and executive officers identified in Item 2(a) of this Statement is c/o Wireless Age Communications, Inc., 13980 Jane Street, King City, Ontario, Canada L7B 1A3.

        (c) Wireless Age's principal business is operating a series of retail stores selling wireless communications products and distribution of prepaid phone cards, communications products accessories and land mobile radios. Messrs. Usher-Jones and Adelberg are private investors and businessmen. Messrs. Simmonds and Hokkanen and Ms. Weiler are all executive officers of Wireless Age. Mr. Dulmage currently serves as the Chief Financial Officer of African Gold Group, Inc., a Toronto Stock Exchange Venture Exchange listed company.

        (d) Neither Wireless Age nor any of the directors or executive officers identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar minor violations).

        (e) Neither Wireless Age nor any of the directors or executive officers identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

        (f) Nevada.

Item 3. Source and Amount of Funds or Other Consideration.

         On December 17, 2003, Wireless Age entered into an agreement to purchase, subject to certain conditions, $1,700,000 in outstanding principal amount of the 8% Convertible Subordinated Promissory Notes of the Company (the "Notes") for $1,870,000 (the "Purchase Price"). The acquisition of the Notes was consummated on December 31, 2003. The Notes are currently convertible into 904,255 shares of Common Stock. Wireless Age borrowed $1,770,000 of the Purchase Price from Stacey Minichiello, a private investor and an additional $160,000 from Ms. Minichiello (the "Loan"). Such Loan is due and payable September 30, 2004 and bears interest at a rate of 8% per annum and has a first priority security interest in the Notes. The remaining $100,000 of the Purchase Price was funded from working capital. The due date on the Loan may be extended to December 31, 2004 if Wireless Age meets certain requirements of a Placement Agreement executed as of June 30, 2004.

         During January 2004, Wireless Age negotiated agreements with Mr. Russell Scott Henderson, Mr. Moisha Schwimmer, Mr. Stuart McGregor, Mr. Stephen Dulmage, Mr. Brian Usher-Jones and 1500450 Ontario Ltd. with respect to the acquisition of an aggregate of an additional $550,000 in Notes. Wireless Age purchased the Notes in private transactions with such parties in exchange for the issuance of an aggregate of 412,500 shares of Wireless Age common stock in a closing dated as of February 5, 2004. Among the sellers of Notes to Wireless Age were Mr. Brian Usher-Jones and Mr. Stephen Dulmage, directors of Wireless Age. Mr. Usher-Jones and Mr. Stephen Dulmage sold all of their respective interests in the Notes in principal amount of $50,000 each to Wireless Age. Netiher Mr. Dulmage nor Mr. Usher-Jones has retained any residual interest in the Notes sold to Wireless Age in exchange for shares of Common Stock of Wireless Age.

         All of the Notes mature on December 31, 2004. The aggregate of all Notes acquired by Wireless Age are currently convertible into approximately 1,196,808 common shares of Relm Wireless Corporation.


Item 4. Purpose of Transaction.

         Wireless Age acquired the Notes to capitalize on certain synergies with respect to products already distributed by Wireless Age.

         Wireless Age has contacted several of the holders of the remaining $900,000 in outstanding principal amount of Notes and may seek to acquire such Notes.

         On July 16, 2004, the Board of Directors of Wireless Age Communications made a determination that it would be in the best interests of its shareholders, as well as the shareholders of Relm Wireless Corporation, to propose a merger with Relm Wireless Corporation. The Board of Directors of Relm Wireless Corporation has initially declined to enter into negotiations regarding such proposed merger. On July 21, 2004, The Board of Directors of Wireless Age Communications made a follow-up request to the Board of Directors of Relm Wireless Corporation to reconsider their initial refusal. The Board of Directors of Wireless Age Communications stated in the July 21, 2004 follow-up letter that Wireless Age Communications would consider making its proposal directly to the shareholders of Relm Wireless Corporation. In the event the Board of Directors of Relm Wireless Corporation does not engage in discussion and negotiations regarding a proposed merger, Wireless Age Communications intends to make a tender offer solicitation directly to Relm Wireless shareholders offering the opportunity to receive two shares of Wireless Age common stock in exchange for each one share of Relm Wireless common stock. The purpose of such tender offer solicitation would be to obtain control of Relm Wireless Corporation through the acquisition of all or substantially all of the outstanding shares of Relm Wireless Corporation common stock.

         THE FOREGOING DISCLOSURE REGARDING THE INTENTIONS OF THE BOARD OF DIRECTORS OF WIRELESS AGE COMMUNICATIONS, INC., IS PUBLICLY DISCLOSED FOR REGULATORY COMPLIANCE PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF RELM WIRELESS CORPORATION, INC. OR WIRELESS AGE COMMUNICATIONS, INC. WIRELESS AGE COMMUNICATIONS, INC. INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY WIRELESS AGE COMMUNICATIONS, INC. WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

         Except as disclosed in Item 4 and Item 6 of this Statement, neither Wireless Age nor any of the directors and executive officers identified in Item 2(a) of this Statement have any plans or proposals which relate to or would result in any event described in subparagraphs (a) through
         (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

        (a) Wireless Age beneficially owns approximately 1,196,808 shares of Common Stock, representing approximately 8.5% of the issued and outstanding shares of Common Stock.

        (b) Wireless Age has the sole power to vote, or direct the vote of, and the sole power to dispose of, or direct the disposition of, the shares of Common Stock it beneficially owns.

        (c) Other than the transaction by Wireless Age described in Item 3 of this Statement, neither Wireless Age nor any of the directors or executive officers identified in Item 2(a) of this Statement have effected any transactions in the Common Stock during the 60 days prior to the date hereof.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Among the sellers of Notes to Wireless Age were Mr. Brian Usher-Jones and Mr. Stephen Dulmage, directors of Wireless Age. Mr. Usher-Jones and Mr. Stephen Dulmage sold all of their respective interests in the Notes in principal amount of $50,000 each to Wireless Age. Neither Mr. Stephen Dulmage nor Mr. Usher-Jones has retained any residual interest in the Notes sold to Wireless Age in exchange for shares of Common Stock of Wireless Age.


Item 7. Material to be Filed as Exhibits.

         99.1. Note Purchase And Security Agreement, dated as of December 31, 2003 by and between Wireless Age Communications, Inc. and Stacey Minichiello; incorporated by reference to Schedule 13D/A filed February 6, 2004.

         99.2. Form of Subscription Agreement with respect to acquisition of Notes from each of Mr. Russell Scott Henderson, Mr. Moisha Schwimmer, Mr. Stuart McGregor, Mr. Stephen Dulmage, Mr. Brian Usher-Jones and 1500450 Ontario Ltd. in exchange of issuance of common stock of Wireless Age; incorporated by reference to Schedule 13D/A filed February 6, 2004.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Wireless Age Communications, Inc.

Date: 07/23/2004                      /s/ John Simmonds
                                      Name:  John Simmonds
                                      Title: Chief Executive Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages